Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-249472

FREE WRITING PROSPECTUS RULE 433

FINAL PRICING ANNOUNCEMENT

Issuer:

The Republic of Italy.

Securities Offered:

US$ 1,000,000,000 principal amount of 3.875% notes due 2051 (the “Reopening 2051 Notes”).

The Reopening 2051 Notes will be a further issuance of, and will be consolidated, form a single series, and be fully fungible for tax purposes with, Italy’s outstanding US$ 1,500,000,000 3.875% notes due 2051 (the “Initial 2051 Notes” and, together with the “Reopening 2051 Notes”, the “2051 Notes”).

Maturity Date:

May 6, 2051.

Spread to Treasury:

156 bps.

Treasury Yield:

3.60%.

Benchmark Treasury:

UST 1.875% due November 15, 2051.

Redemption Basis:

At par.

Initial Price to Public:

104.966% of the principal amount of the Reopening 2051 Notes, plus accrued interest from (and including) November 6, 2021 to (but excluding) November 24, 2021.

Purchase Price by the Underwriters:

104.90975% of the principal amount of the Reopening 2051 Notes, including US$ 1,937,500.00 of accrued interest.

Underwriting Commission:

0.25% of the principal amount of the Reopening 2051 Notes.

Interest Rate:

The Reopening 2051 Notes will bear interest from November 6, 2021 at the rate of 3.875% per annum, payable on May 6, 2022 and thereafter semi-annually in arrears.

Interest Payment Dates:

May 6 and November 6 of each year commencing May 6, 2022, unless any Interest Payment Date would otherwise fall on a day which is not a Banking Day, in which case the interest Payment Date shall be the immediately succeeding Banking Day without any interest or other payment as a result of the delay. Interest will be paid to the persons in whose names the Reopening 2051 Notes are registered at the close of business on the preceding April 22 and October 23 as the case may be (the "Record Date"). Interest will be calculated on the basis of a 360-day year of twelve 30-day months. "Banking Day" means any day that is a day on which banking institutions in The City of New York are not generally authorized or obligated by law, regulation or executive order to close.

Listing:

Application has been made to list the Reopening 2051 Notes on the Luxembourg Stock Exchange and EuroMOT (Mercato Telematico Eurobbligazioni).

Form and Settlement:

The Reopening 2051 Notes will be issued in the form of one or more global notes in fully registered form, in a minimum denomination of US$200,000 and integral multiples of US$1,000 in excess thereof, without coupons, which will be deposited on or about November 24, 2021 (the "Closing Date") with Citibank, N.A. as custodian for, and registered in the name of Cede & Co. as nominee of, The Depository Trust Company (“DTC”). Subject to certain exceptions, beneficial interests in the global notes will be represented through accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. Investors may elect to hold interests in the global notes through DTC in the United States or through Euroclear Bank S.A./N.V. ("Euroclear") or Clearstream Banking, société anonyme ("Clearstream"), in Europe, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Euroclear and Clearstream will in turn hold interests in the global notes as indirect participants in DTC. Subject to certain exceptions, owners of beneficial interests in the global notes will not be entitled to have Reopening 2051 Notes registered in their names, will not receive or be entitled to receive physical delivery of Reopening 2051 Notes under the Reopening 2051 Notes or the fiscal agency agreement governing the Reopening 2051 Notes. It is expected that delivery of the Reopening 2051 Notes will be made, against payment therefore in same-day funds, on or about November 24, 2021.

Stabilization

In connection with the offering, BNP Paribas or any person acting for BNP Paribas may over-allot notes or effect transactions with a view to supporting the market price of the notes at a level higher than that which might otherwise prevail. However, there is no obligation on BNP Paribas or any of its agents, to do this. Such transactions may be effected on the Luxembourg Stock Exchange, EuroMOT (Mercato Telematico Eurobbligazioni), in the over-the-counter market or otherwise. Such stabilization, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Any stabilization action or over-allotment must be conducted in accordance with all applicable laws and rules.

Withholding Tax:

Principal of and interest on the Reopening 2051 Notes are payable by Italy without withholding or deduction for Italian withholding taxes subject to certain exceptions, including withholding taxes that may be imposed pursuant to the EU Directive on the taxation of savings income.

Redemption:

The Reopening 2051 Notes are redeemable by Italy at Italy’s election.

Collective Action Clauses:

The Reopening 2051 Notes will contain provisions regarding voting on amendments, modifications and waivers. These provisions are commonly referred to as collective action clauses. Under these provisions, Italy may amend certain key terms of the 2051 Notes, including the maturity date, interest rate and other payment terms, with (i) the consent of the holders of 75% of the aggregate principal amount of the outstanding 2051 Notes; or (ii) a written resolution signed by or on behalf of holders of at least 66 2/3% of the aggregate principal amount of the outstanding 2051 Notes.

Governing Law:

The Reopening 2051 Notes shall be governed by, and interpreted in accordance with, the laws of the State of New York.

Underwriting:

The Underwriters named below, acting through their representatives, BNP Paribas, Citigroup Global Markets Europe AG and HSBC Continental Europe, have jointly and severally agreed, subject to the terms and conditions set forth in the Form Underwriting Agreement filed as Exhibit B to the Registration Statement under Schedule B (333-234057) and incorporated by reference in the Registration Statement under Schedule B (333-249472), as amended by and adhered to by the Underwriters by means of a Pricing Agreement dated as of November 17, 2021 (as amended, the "Underwriting Agreement"), to purchase from Italy the principal amount of each series of the Reopening 2051 Notes set forth opposite their name below:

Underwriter	Principal Amount of Reopening 2051 Notes to be Purchased
BNP Paribas	US$ 311,666,400
Citigroup Global Markets Europe AG	US$ 311,666,800
HSBC Continental Europe	US$ 311,666,800
Barclays Bank Ireland PLC	US$ 5,000,000
BofA Securities Europe S.A.	US$ 5,000,000
Crédit Agricole Corporate and Investment Bank	US$ 5,000,000
Deutsche Bank Aktiengesellschaft	US$ 5,000,000
Goldman Sachs Bank Europe SE	US$ 5,000,000
Intesa Sanpaolo S.p.A.	US$ 5,000,000
J.P. Morgan AG	US$ 5,000,000
MPS Capital Services Banca per le Imprese S.p.A.	US$ 5,000,000
Morgan Stanley Europe SE	US$ 5,000,000
NatWest Markets N.V.	US$ 5,000,000
Nomura Financial Products Europe GmbH	US$ 5,000,000
Société Générale	US$ 5,000,000
Unicredit S.p.A.	US$ 5,000,000

Total	US$ 1,000,000,000

Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all the Reopening 2051 Notes, if any are taken.

The Underwriters propose to offer the Reopening 2051 Notes at the public offering price. After the Reopening 2051 Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

Italy has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933.

Certain of the Underwriters and their respective affiliates may have from time to time performed investment banking and/or commercial banking services for Italy in the ordinary course of business and may do so in the future. Citigroup Global Markets Europe AG is an affiliate of Citibank, N.A., which is acting as Fiscal Agent, Paying Agent and Registrar with regard to the Reopening 2051 Notes.

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The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the prospectus may be obtained from: (i) BNP Paribas, 16 boulevard des Italiens, 75009 Paris, tel: +44 2075958222 or by emailing dl.syndsupportbonds@uk.bnpparibas.com, (ii) Citigroup Global Markets Europe AG, 16 Reuterweg, Frankfurt am Main, 60323, tel: +49 691366 8362 or by emailing mtndesk@citi.com, (iii) HSBC Continental Europe, 38 avenue Kléber, Paris, 75116, tel: +33 140707040 or by emailing transaction.management@hsbcib.com.

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